UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

VanEck Merk Gold Trust
(Name of Issuer)

VanEck Merk Gold Shares
(Title of Class of Securities)

921078101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	921078101	Page 2 of 5

1	NAME OF REPORTING PERSON		Merk Hard Currency Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	717,800 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		717,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.69%
12	TYPE OF REPORTING PERSON		IV

(1)
Represents shares held directly by the Fund, over which the Fund and Merk Investments LLC, as investment advisor and manager of the Fund, share voting power. Merk Investments LLC has sole dispositive power over the shares. The Fund disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

CUSIP No.	921078101	Page 3 of 5

Item 1(a).	Name of Issuer:

VanEck Merk Gold Trust

Item 1(b).	Address of Issuer's Principal Executive Offices:

VanEck Merk Gold Trust c/o Merk Investments LLC
44 Montgomery Street, #3730, San Francisco, California 94014

Item 2(a).	Name of Person Filing:

This statement is filed by the Merk Hard Currency Fund (the "Fund").

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for the principal business office of the Merk Hard Currency Fund is: Merk Hard Currency Fund P.O. Box 588 Portland, Maine 04112

Item 2(c).	Citizenship:

The Fund is a series of a Delaware statutory trust.

Item 2(d).	Title of Class of Securities:

VanEck Merk Gold Shares, no par value.

Item 2(e).	CUSIP Number:

921078101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No .	921078101	Page 4 of 5

(d)	☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

717,800

(b)	Percent of class:

6.69%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote
717,800 (1)

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of

(1)
Represents shares held directly by the Fund, over which the Fund and Merk Investments LLC, as investment advisor and manager of the Fund, share voting power. Merk Investments LLC has sole dispositive power over the shares. The Fund disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

CUSIP No .	921078101	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

MERK HARD CURRENCY FUND

Signature:	/s/Karen Shaw
Name:	Karen Shaw
Title:	Treasurer Forum Funds, on behalf of the Merk Hard Currency Fund